Exhibit 99.1

Westport Fuel Systems Announces the Signing of a Definitive Agreement to Sell its APU Assets for USD$70 million

~Sale in-line with previously announced portfolio review~

VANCOUVER, April 17, 2017 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT / Nasdaq:WPRT) today announced that it has entered into a definitive agreement to sell the assets of its Auxiliary Power Unit ("APU") business for $70 million United States dollars, subject to certain customary adjustments.  The transaction is expected to close within a few weeks.  The divestiture is consistent with Westport's strategy to streamline its business and product lines and focus on alternative fuel solutions for the transportation and automotive industries.

"We are pleased to have completed this transaction as part of our portfolio review that began with the closing of the merger with Fuel Systems in June of 2016" stated Nancy Gougarty, CEO of Westport Fuel Systems. "After a careful assessment of the APU product line and its fit with the other Westport Fuel Systems businesses, we decided it made the most sense for our shareholders to pursue this sale."

J.P. Morgan acted as financial advisor for Westport Fuel Systems on the transaction.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation and industrial application brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

SOURCE Westport Fuel Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2017/17/c6343.html

%CIK: 0001370416

For further information: Investor Inquiries: Todd Skene, Manager, Investor Relations, Westport Fuel Systems, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 07:00e 17-APR-17